Exhibit (e)(9)

AMENDED SCHEDULE A

COMPENSATION FOR SERVICES TO SERIES

For the services provided by Dimensional Fund Advisors LP (“Sub-Adviser”) to the following Series of ING Investors Trust, pursuant to the attached Sub-Advisory Agreement, the Adviser will pay the Sub-Adviser a fee, computed daily and payable monthly, based on the average daily net assets of the Series at the following annual rates of the average daily net assets of the Series:

SERIES	RATE
ING DFA Global Allocation Portfolio1	0.05% on the first $500 million in assets 0.02% thereafter

ING DFA World Equity Portfolio2	0.05% on the first $500 million in assets 0.02% thereafter

If this Agreement becomes effective or terminates before the end of any month, the fee for the period from the effective date to the end of the month or from the beginning of such month to the date of termination, as the case may be, shall be prorated according to the proportion that such period bears to the full month in which such effectiveness or termination occurs.

The Sub-Advisor shall also receive, to the extent that such fee otherwise would be payable to the Sub-Advisor, any investment management and/or administrative fee resulting from the investment by the Series in an investment company advised by the Sub-Advisor.

1	Assets are aggregated with the ING DFA World Equity Portfolio for purposes of calculating the Sub-Advisory fee.
2	Assets are aggregated with the ING DFA Global Allocation Portfolio for purposes of calculating the Sub-Advisory fee.